        Dorchester Minerals, L.P.

3838 Oak Lawn Avenue, Suite 300, Dallas, Texas 75219-4541, Telephone (214) 559-0300, Facsimile (214) 559-0301

June 4, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

                                Re:          Dorchester Minerals, L.P.

                                                Registration Statement on Form S-4

                                                Filed May 31, 2019

                                                File No. 333-231841

Ladies and Gentlemen:

                In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-4 be accelerated so that it becomes effective at 4:30 p.m., Eastern Time, on June 6, 2019 or as soon thereafter as practicable.

Please address any questions or comments with respect to this request to our counsel, Thompson & Knight LLP, by contacting Jesse Betts (telephone: (214) 969-1198; facsimile (214) 999-9240).

Very truly yours,

DORCHESTER MINERALS, L.P.

By:         Dorchester Minerals Management LP,

                its general partner

By:         Dorchester Minerals Management GP LLC,

                its general partner

By:         /s/ William Casey McManemin

                William Casey McManemin

                Chief Executive Officer